

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 28, 2022

Jon Gloeckner
Senior Vice President, Treasurer & Financial Reporting
Impac Mortgage Holdings, Inc.
19500 Jamboree Road
Irvine, California 92612

   Re: Impac Mortgage Holdings, Inc.
     Form 10-K for the fiscal year ended December 31, 2021
     Filed March 11, 2022
     File No. 001-14100

Dear Mr. Gloeckner:

   We have reviewed your July 13, 2022 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

   After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our reference to prior comment is to the comment in our June 29, 2022 letter.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2021

Non-GAAP Financial Measures, page 29

1. We have considered your responses in letters dated June 21, 2022 and July 13, 2022. As outlined in your response in letter dated July 13, 2022, certain components of long-term debt, net trust assets and mortgage servicing rights that impact your statement of operations besides the changes in fair value remain a part of core loss from operations. As a result, it remains unclear as to how it would be appropriate to label such a non-GAAP measure as "core" earnings or loss. In future filings, please revise the labeling of your non-GAAP performance measure to something other than "core" earnings or loss. In addition, please make any conforming changes to your proposed expanded disclosures related to the usefulness of and how management utilizes this measure to assess performance.

You may contact Peter McPhun at 202-551-3581 or Wilson Lee at 202-551-3468 with any questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction